SEC Comments and Related Responses

August 5, 2011

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street NE
Washington, DC 20549-4644

Re:	T. Rowe Price U.S. Treasury Long-Term Fund (U.S. Treasury Long-Term Fund)
T. Rowe Price U.S. Treasury Intermediate Fund (U.S. Treasury Intermediate Fund)
T. Rowe Price Inflation Protected Bond Fund, Inc. (Inflation Protected Bond Fund)
T. Rowe Price Summit GNMA Fund (Summit GNMA Fund)
T. Rowe Price International Bond Fund (International Bond Fund)
T. Rowe Price Emerging Markets Bond Fund (Emerging Markets Bond Fund)
T. Rowe Price High Yield Fund, Inc. (High Yield Fund)
T. Rowe Price New Income Fund, Inc. (New Income Fund)
T. Rowe Price Institutional Core Plus Fund (Institutional Core Plus Fund)
T. Rowe Price U.S. Large-Cap Core Fund, Inc. (U.S. Large-Cap Core Fund)

Dear Ms. Hatch:

This letter responds to the comments discussed on June 28, 2011, with Cathy Mathews,
Brian Poole, and Danielle Epstein related to certain filings made by the above-referenced funds.

40-17G Filing (Fidelity Bond)
Joint Filing for Multiple T. Rowe Price Funds
October 13, 2010

Staff Comment:
The funds’ most recent 40-17G filing, dated October 13, 2010, was for a joint fidelity bond that provides insurance coverage for multiple T. Rowe Price funds. Joint filings are required to list each fund covered by the bond and the amount of the total bond allocated to each, as if each registrant had done a standalone filing. No allocation was provided.

Management Response:
The mandatory filing under Rule 17G is completed as a joint filing for all T. Rowe Price
Funds (Price Funds) covered by a blanket fidelity bond. For the October 13, 2010, filing, it was intended that the filing include a copy of the fidelity bond, a copy of the
Memorandum of Agreement (MOA) among the Price Funds and the Board Resolution approving said bond, and a copy of the wire confirmation. The MOA names the funds covered by the fidelity bond and includes, as Exhibit A, a list of each covered fund, each fund’s assets, and the amount of the blanket fidelity bond allocated to each fund. It appears that Exhibit A to the MOA was inadvertently omitted from the filing. We will take care to ensure that all necessary attachments are included in future 40-17G filings.
Our next 40-17G filing will be October 2011.

Graphical Presentation of Portfolio Holdings
U.S. Treasury Long-Term Fund, U.S. Treasury Intermediate Fund,
and Inflation Protected Bond Fund
Annual reports for the year ended May 31, 2010

Staff Comment:
Form N1-A, Item 27(d)(2) requires a Graphical Representation of Holdings, which is to include one or more tables, charts, or graphs depicting the portfolio holdings of the fund by reasonably identifiable categories and the percentage of net asset value or total investments attributable to each. There was no such graphical presentation included in the referenced funds’ reports.

Management Response:
For the U.S. Treasury Long-Term Fund, U.S. Treasury Intermediate Fund, and Inflation
Protected Bond Fund, we have added a quality diversification chart in the May 31, 2011, annual reports. In addition, we are exploring other ways of displaying holdings categories for these funds since they are typically fully invested in Treasury/agency securities.

Derivatives Disclosures in Registration Statements
International Bond Fund, Emerging Markets Bond Fund, High Yield Fund,
Institutional Core Plus Fund, Inflation Protected Bond Fund,
New Income Fund, and Summit GNMA Fund

Staff Comment:
With respect to the International Bond Fund, Emerging Markets Bond Fund, High Yield
Fund, Institutional Core Plus Fund, Inflation Protected Bond Fund, New Income Fund,
and Summit GNMA Fund, the schedules of investments and statements of assets and liabilities indicate investments in certain derivative instruments. Consider Barry Miller’s
July 30, 2010, letter to the Investment Company Institute in which he provides observations regarding mutual funds’ derivatives disclosure in their registration statements and make any necessary revisions to the investment strategies and risks in each fund’s prospectus to reflect how the fund uses or intends to use derivatives.

Management Response:
As part of the March 1, 2011 prospectus update for the Summit GNMA Fund, and as part of the May 1, 2011 prospectus update for the International Bond Fund and Emerging
Markets Bond Fund, we removed generic disclosures related to derivatives and tailored the principal investment strategies and principal risks to describe the types of derivatives used by the fund, the extent of their use, and their purpose. In addition, we moved or added information relating to any derivatives that do not rise to the level of being considered principal investment strategies to the disclosure that appears beyond Item 8 of
Form N-1A. We will take the same approach with the remaining funds’ October 1, 2011 prospectus updates.

Expense Example Calculation
Inflation Protected Bond Fund
October 1, 2010, prospectus

Staff Comment:
It appears that the effect of the fund’s contractual expense limitation, which expires on
September 30, 2012, is included for more than two years in the expense example presented in the October 1, 2010 prospectus for the Inflation Protected Bond Fund.

Management Response:
Instruction 4(a) under Item 3 of Form N-1A allows a fund to reflect an expense reimbursement or fee waiver in its expense example if the reimbursement or waiver will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. The instruction also provides that “an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.” The fund’s prospectus became effective on October 1, 2010. While the fund’s expense limitation went into effect after the fund’s fiscal year end and is effective through
September 30, 2012, the fund was also operating under an expense limitation of the same amount for the two-year period prior to October 1, 2010. As a result, we included the effect of the contractual expense limitation for 2.33 years, which is the period beginning immediately after the fund’s fiscal year end (May 31, 2010) through the end date of the expense limitation (September 30, 2012). As long as a fee waiver/expense reimbursement arrangement will continue for at least one year from the effective date of the fund’s registration statement, we believe that Form N-1A permits a fund to include the fee waiver/expense reimbursement from the date the arrangement is effective, even if that date does not coincide with the effective date of the registration statement. The expenses in the fee table are based on expenses incurred during the fund’s most recent fiscal year and provide the basis for determining the expenses that a shareholder should expect over the entirety of the current fiscal year. Because the fee table sets forth expenses for the current fiscal year, the corresponding expense example calculation accordingly begins with the first day of the current fiscal year and not the effective date of the prospectus.

Expense Example Calculation
U.S. Large-Cap Core Fund
May 1, 2011, prospectus

Staff Comment:
It appears that the effect of the fund’s contractual expense limitation, which expires on
April 30, 2012, is included for greater than one year but less than two years in the expense example presented in the May 1, 2011 prospectus for the U.S. Large-Cap Core Fund.

Management Response:
Instruction 4(a) under Item 3 of Form N-1A allows a fund to reflect an expense reimbursement or fee waiver in its expense example if the reimbursement or waiver will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. The instruction also provides that “an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.” The fund’s prospectus became effective on May 1, 2011, and its contractual expense limitation is effective through April 30, 2012. However, the fund has been operating under its current expense limitation since its inception on June 23, 2009. As a result, we included the effect of the contractual expense limitation for 1.33 years, which is the period beginning immediately after the fund’s fiscal year end (December 31, 2010)
through the end date of the expense limitation (April 30, 2012). As long as a fee waiver/expense reimbursement arrangement will continue for at least one year from the effective date of the fund’s registration statement, we believe that Form N-1A permits a fund to include the fee waiver/expense reimbursement from the date the arrangement is effective, even if that date does not coincide with the effective date of the registration statement. The expenses in the fee table are based on expenses incurred during the fund’s most recent fiscal year and provide the basis for determining the expenses that a shareholder should expect over the entirety of the current fiscal year. Because the fee table sets forth expenses for the current fiscal year, the corresponding expense example calculation accordingly begins with the first day of the current fiscal year and not the effective date of the prospectus.

Pursuant to the Commission’s request, the Funds acknowledge the following:

• The Price Funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Price Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any other questions or would like to discuss any response, please contact me ((410) 345-8472, gregory_hinkle@troweprice.com) or Cathy Mathews ((410) 345-5738, cathy_mathews@troweprice.com).

Respectfully,

Gregory K. Hinkle
Treasurer

cc:	Darrell Braman – Managing Counsel, T. Rowe Price Associates, Inc.
Brian Poole – Legal Counsel, T. Rowe Price Associates, Inc.
John Gilner – Chief Compliance Officer, T. Rowe Price Funds
Chet Godrick – PricewaterhouseCoopers LLP
Betsy Johnson – PricewaterhouseCoopers LLP
Cathy Mathews – Group Manager, T. Rowe Price Associates, Inc.